UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2014

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

On July 31, 2014, Westpac announced the appointment of Dave Curran as Chief Information Officer for the Group.  Mr Curran’s appointment will take effect from Monday September 8, 2014.

Mr Curran has been working at Westpac since February 2014 as a consultant on the Group’s banking technology modernisation program.  Before joining Westpac, Mr Curran spent 10 years in senior technology roles at the Commonwealth Bank of Australia (CBA).  In his most recent role as Executive General Manager of Core Banking Modernisation, Mr Curran successfully led a team of 1,400 people over a period of five years, transforming CBA’s core technology platform.

Index to Exhibits

Exhibit No.	Description

1	Media Release: Westpac appoints a new Chief Information Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	July 31, 2014	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal